UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13G

                  Under the Securities and Exchange Act of 1934

                          The Boston Beer Company, Inc.
                                (Name of Issuer)

                              Class A Common Stock
                         (Title of Class of Securities)

                                   100557107
                                 (CUSIP Number)

                               December 31, 2000
            (Date of Event Which Requires Filing of this Statement)

    Check the following box if a fee is being paid with this statement |_|.

(A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1             NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Mr. C. James Koch
              ###-##-####

2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) |_|
                                                                     (b) |X|

3             SEC USE ONLY


4             CITIZENSHIP OR PLACE OF ORGANIZATION

              U.S.A.

Number        5          SOLE VOTING POWER
of shares
benefic-
ially                    4,986,553
owned
by each
reporting
person
with
              6          SHARED VOTING POWER

                         0

              7          SOLE DISPOSITIVE POWER

                         4,986,553

              8          SHARED DISPOSITIVE POWER

                         0

9             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                         5,349,660

10            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
              SHARES        X


11            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                        32.51%

12            TYPE OF REPORTING PERSON

                IN

Item 1(a)         Name of Issuer:

                  The Boston Beer Company, Inc.

Item 1(b) Address of Issuer's principal executive offices:

                  75 Arlington Street
                  Boston, MA   02116

Item 2(a)         Name of person filing:

                  C.James Koch

Item 2(b) Address of principal business office or, if none, residence:

                  75 Arlington Street
                  Boston, MA   02116

Item 2(c)         Citizenship:

                  U.S.A.

Item 2(d)         Title of class of securities:

                  Class A Common Stock

Item 2(e)         CUSIP Number:

                  100557107

Item 3 If Statement filed pursuant to Rule 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:


                  (a)      |_| Broker or dealer registered under section 15
                               of the Act (15 U.S.C. 78o).

                  (b)      |_| Bank as defined in section 3(a)(6) of the Act
                               (15 U.S.C. 78c).

                  (c)      |_| Insurance company as defined in section 3(a)(19)
                               of the Act (5 U.S.C. 78c).

                  (d)      |_| Investment company registered under section 8
                               of the Investment Company Act (15 U.S.C. 80a-8).

                  (e)      |_| An investment adviser in accordance with
                               section 240.13d-1(b)(1)(ii)(E);

                  (f)      |_| An employee Benefit Plan, Pension Fund or
                               Endowment Fund in accordance with Section
                               240.13d-1(b)(1)(ii)(F);

                  (g)      |_| A parent holding company or control person
                               in accordance with Section
                               240.13d-1(b)(1)(ii)(G);

                  (h)      |_| A savings associations as defined in Section 3(b)
                               of the Federal Deposit Insurance Act
                               (12 U.S.C. 1813);

                  (i)      |_| A church plan that is excluded from the
                               definition of an investment company under
                               section 3(c)(14) of the Investment Company
                               Act of 1940 (15 U.S.C. 80a-3);

                  (j)      |_| Group, in accordance with Section
                               240.13d-1(b)(1)(ii)(J);


Item 4            Ownership:

                  (a)      Amounts beneficially owned:

                           As of December 31, 2000, Mr. Koch owned directly 868,738 shares of the Issuer's Class A Common
                           Stock and had the right to acquire directly (1) 4,107,355 shares of the Issuer's Class A Common Stock upon the conversion of an equal number of shares of the Issuer's Class A Common Stock held by Mr. Koch and (ii) 10,460 shares of the Issuer's Class A Common Stock upon the exercise of vested stock otions.

                           In addition, Mr. Koch may be deemed to beneficially own 1,472 shares of the Issuer's Class A Common Stock owned by his spouse, 332,835 shares of the Issuer's Class A Common Stock held by a trust in which his children have a pecuniary interest, and 28,800 of the Issuer's Class A Common
                           Stock held by Mr. Koch as custodian for the benefit of Mr. Koch's grandchildren.

                  (b)      Percent of class:

                           Mr. Koch beneficially owns 30.30% of the Issuer's Class A Common Stock. In addition, Mr. Koch could be deemed to be a beneficial owner, for purposes of this Schedule 13G, of an additional 363,107 shares of Class A Common stock of the issuer as described in item 4(a) above. Beneficial ownership of such shares would constitute beneficial ownership of an additional 2.21% of the Issuer's Class A Common Stock.

                  (c)      Number of shares as to which such person has:

                     (i)   Sole power to vote or to direct the vote: 4,986,553

                    (ii)   Shared power to vote or to direct the vote: 0

                   (iii) Sole power to dispose or to direct the disposition of: 4,986,553

                    (iv) Shared power to dispose or to direct the disposition of: 0

Item 5            Ownership of 5% or Less of a Class.

                  Not applicable

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following |_|.

Item 6            Ownership of More than 5% on Behalf of Another Person.

                  Not applicable



Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

                  Not applicable.

Item 8            Identification and Classification
                  of Members of the Group:                 |_| EXHIBIT ATTACHED

                  Not applicable.

Item 9            Notice of Dissolution of Group:          |_| EXHIBIT ATTACHED

                  Not applicable.

Item 10           Certification:                           |_| EXHIBIT ATTACHED

                  Not applicable.

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.







Dated:  February 12, 1999                         /s/C. James Koch
                                                  C. James Koch